EXHIBIT 1

Liberation Investments Calls on Multimedia Games to Consider Strategic Alternatives

LOS ANGELES, Feb. 6 /PRNewswire/ -- Investment funds Liberation Investments, L.P. and Liberation Investments Ltd. announced that they delivered a letter to the Chief Executive Officer of Multimedia Games, Inc. (traded on NASDAQ under the symbol MGAM) on February 2, 2006, the text of which follows:

February 2, 2006

Mr. Clifton Lind
Chief Executive Officer
Multimedia Games, Inc.
206 Wild Basin Rd
Bldg B, Suite 400
Austin, Texas 78746


Dear Clifton:

As you know, Liberation Investments has been a shareholder in Multimedia Games for a year now. We believe the business has substantial value that isn't reflected in its current stock price. In order to unlock this value for the benefit of all shareholders, we have developed several strategies which we have discussed with you on more than one occasion. We have also offered to introduce you to people with relevant expertise.

I met with you in September of 2005 at the G2E conference in Las Vegas. At that time, I gave you a presentation outlining three specific transaction alternatives which we believe would greatly enhance shareholder value. Shortly thereafter, an investment bank experienced in the gaming industry presented you with another potential option, which we believe would increase shareholder value. Despite our efforts to engage with you, you have not returned our calls since our meeting, except on one occasion when Randy Cieslewicz informed me that Multimedia's Board would review the information we provided to you at its meeting during the first week of December 2005. Since then, we have not heard any feedback nor seen any progress.

We are disappointed by your lack of responsiveness, especially in light of Multimedia's languishing stock price. It is currently trading below its levels of even four years ago. What's more, we believe that Multimedia's stock trades at a multiple that is significantly discounted to that of its industry peers. Clearly, the company is not able to take full advantage of the public capital markets under these circumstances.

Now is the time to act. Multimedia must take real steps to boost shareholder value. The company should retain an experienced investment bank immediately to evaluate all strategic alternatives to maximize shareholder value. Furthermore, Liberation believes that you should add new members to the Board who have strong industry backgrounds and are sensitive to shareholder concerns. We have identified some potential candidates who are currently (or have previously been) licensed in major gaming jurisdictions, and would like to discuss with you the possibility of adding these qualified candidates to the Board.

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If patient shareholders don't see real progress quickly, you can be fairly certain that they will soon become frustrated shareholders who will demand progress. We have spoken to other large shareholders who are likewise disappointed by the performance of Multimedia's stock and who we believe would be supportive of efforts to increase value through the execution of a strategic transaction.

Lastly, given that you have been aware of our interest in a strategic transaction for some time, we wonder why you have yet to file a proxy statement and schedule an annual meeting for 2006. The company's amended annual report filed on January 30, 2006 provided no reason for missing the usual 120-day deadline. It has already been over a year since Multimedia filed its last proxy statement.

Liberation Investments is prepared to meet with the Board and/or the company's financial advisors to further discuss the range of alternatives available to Multimedia and answer any questions about our presentation. Please feel free to call me to set up a meeting. As always, we remain committed to working with you to maximize value for all shareholders.

Very truly yours,



Emanuel R. Pearlman
Chairman and CEO


Liberation Investments, L.P. and Liberation Investments Ltd. are private investment funds managed by Liberation Investment Group LLC. Emanuel R. Pearlman is the majority member and general manager of Liberation Investment Group LLC, and as such may be deemed to be the beneficial owner of the shares of Multimedia Games, Inc. owned by the Liberation funds.


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